ACCRETIVE HEALTH
results providers trust

401 N Michigan Ave
Suite 2700
Chicago, IL 60611
312.324.7820

September 14, 2011
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3010
Washington, DC 20549-6010
Attn: Cicely LaMothe, Senior Assistant Chief Accountant

Re:	Accretive Health, Inc.
Form 10-Q for the Quarterly Period Ended June 30, 2011
Filed August 12, 2011
File No. 1-34746
Dear Ladies and Gentlemen:
          This letter is in response to the letter dated August 31, 2011 from Cicely LaMothe, Senior Assistant Chief Accountant, on behalf of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), to John T. Staton, the Chief Financial Officer and Treasurer of Accretive Health, Inc. (the “Company” or “Accretive Health”). The responses set forth below are keyed to the numbering of the comments and the headings used in the Staff’s letter.
          In response to the Staff’s comments, we advise you as follows:
Form 10-Q for the quarterly period ended June 30, 2011
General
1.	For transactions with Ascension Health, please tell us how you comply with the disclosure requirements of ASC 850-10-50 and Regulation S-X 4-08(k).

Response:	Ascension Health does not have significant influence on the Company’s management or operational policies and, as of December 31, 2010 and June 30, 2011, owned less than 10% of the Company’s voting shares and thus was not considered a principal owner of the Company. Accordingly, the Company does not believe that Ascension Health is a related party based on ASC 850-10 and has concluded that the disclosure of related party revenues and expenses on the face of the income statement pursuant to Rule 4-08(k) of Regulation S-X is not required.

U.S. Securities and Exchange Commission
September 14, 2011

Item 1. Financial Statements, page 2
Note 12 — Subsequent Events, page 10
2.	You disclose that on July 19, 2011 you notified one of your customers that you were exercising your dispute resolution rights due to, among other matters, the customer’s failure to pay outstanding trade receivables. You also disclose that you did not accrue any reserves relating to this $7.7 million receivable at June 30, 2011. Please tell us how you determined that no allowance was needed for this receivable. Please cite the guidance that you relied upon in your analysis.

Response:	The Company referred to guidance set forth in ASC 450, Contingencies, ASC 310, Receivables, as well as specific facts and circumstances surrounding this matter before making a determination that no trade receivable reserve was appropriate as of the balance sheet date. Specifically:
•	the Company believes that the customer has sufficient liquidity to satisfy its obligations to Accretive Health in full;

•	the Company’s relationship with each customer is unique and cannot be generalized to any other customer;

•	there was no communication from the customer through the date the financial statements were issued that indicated that the customer had any intention of not paying; and

•	the Company considered the guidance of ASC 450-20-25-4, which states:

“The condition in paragraph 450-20-25-2(b) is intended to prevent accrual in the financial statements of amounts so uncertain as to impair the integrity of those statements.”

Based on the Company’s interpretation of ASC 450, since a reasonable estimate for the range of the reserve could not be made and given the Company’s determination to pursue collections following the provisions provided in the contract with this customer, no allowance was booked. The Company believes that the amount will be fully recoverable.

Instead, the Company determined that in accordance with guidance set forth in ASC 450 (ASC 450-20-50-5), a disclosure of a possible loss contingency would be appropriate and relevant to the users of the financial statements.

U.S. Securities and Exchange Commission
September 14, 2011

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 11
General
3.	We note that your accounts receivable increased significantly in 2011 as well as your days sales outstanding. However, your allowance for doubtful accounts did not increase in a materially consistent manner; furthermore, it appears that your allowance as a percentage of accounts receivable actually decreased. Please tell us how you determined that your allowance for doubtful accounts was reasonable as of June 30, 2011. Please discuss the change in the age of account balances from December 31, 2010 to June 30, 2010 in your response.

Response:	The Company performs quarterly reviews and analysis of each customer’s outstanding accounts receivable balance and assesses, on an account-by-account basis, whether the allowance for doubtful accounts needs to be adjusted based on currently available evidence such as historical collection experience, current economic trends and changes in customer payment terms. In accordance with the Company’s policy, if collection efforts have been pursued and all reasonable and contractually available avenues for collections exhausted, accounts receivable would be written off as uncollectible. The Company does not use a general reserve methodology when estimating the level of allowance for doubtful accounts because the Company believes, due to the unique circumstances of each customer and a limited number of customers that account for the vast majority of its revenues, a general reserve methodology would not provide a reasonable estimate of potentially uncollectible accounts.

During the six months ended June 30, 2011, net accounts receivable balances increased by $38.1 million, from $53.9 million to $92.0 million. Of this increase, $19.2 million represents the increase in balances between the two balance sheet dates that are less than 30 days old. Balances over 180 days old increased from $10.9 million as of December 31, 2010 (20% of net AR) to $18.2 million as of June 30, 2011 (also 20% of net AR). Subsequent to June 30, 2011 and prior to the filing of the Form 10-Q on August 12, 2011, payments of $8.6 million of the $18.2 million had been received. Of the remaining $9.6 million over 180 days old, $6.5 million had just recently aged over 180 days in the current quarter. Note that all balances over one year old as of June 30, 2011 were either reserved for at June 30, 2011, or were subsequently collected. Based upon the analysis on an account-by-account basis, the Company believes that its allowance for doubtful accounts was appropriate as of June 30, 2011 and in accordance with Generally Accepted Accounting Principles.

U.S. Securities and Exchange Commission
September 14, 2011

4.	In future filings expand your disclosure to discuss how management assesses the reasonableness of your allowance for doubtful accounts. In particular, address the impact of significant changes in your accounts receivable balance and the age of those receivables included in your allowance in greater detail. Please also tell us, and disclose in future filings, your policy for determining past due or delinquency status of your receivables. See ASC 310-10-50-6 for reference.

Response:	In its future filings, the Company will discuss management’s process for the assessment of the reasonableness of the allowance for doubtful accounts similar to the significant accounting policy disclosed in the latest Form 10-K, Footnote 2, “Summary of Significant Accounting Policies.” The Company will also describe its policy for determining past due or delinquency status of its customer receivables. To the extent material, the Company will also discuss significant changes in the accounts receivable balances in the liquidity section of MD&A.
Consolidated Results of Operations, page 16
5.	Please tell us how your disclosure of projected contracted annual revenue run rate (PCARR) complies with the requirements of Item 10(b) of Regulation S-K. Specifically tell us how your disclosure addresses the following:
•	The basis for your projection

•	Presentation of a projected measure of income along with the revenue projection to provide a balanced disclosure

•	The assumptions used and the key factors upon which the results depend

•	A breakout of the projection amount between base fees and incentive fees and between each of your service offerings

•	The accuracy or inaccuracy of previous projections

Response:	The Company does not believe that PCARR is a financial forecast or a projection of its future financial performance. PCARR is the expected total net services revenue for the subsequent twelve (12) months for all healthcare providers for which the Company is providing services that are under contract. The Company believes that PCARR is a useful method to measure the overall business volume at a point in time and changes in the volume of business over time because it eliminates the time impact associated with the signing of new contracts during a quarterly or annual period. Changes in PCARR are intended to signify the Company’s success in obtaining new customers and retaining existing customers.

U.S. Securities and Exchange Commission
September 14, 2011

PCARR is derived for each signed contract in place at the end of the reporting period by accumulating the individual calculations of expected base fees, cost sharing credits, incentive payments and fees for other services for the subsequent 12 months. The base fee calculation is based on the contractual agreement with each customer relating to the services the Company will provide. The calculations for cost sharing credit and the incentive payments reflect the Company’s prior experiences with all customers as to the level of cost reductions and incentive payments earned at each maturity level of the contracts given the level of infused management and technology spend by the Company.

The amount of PCARR at a given point in time is not intended to be a projection of the Company’s total net services revenue for the next 12 months because total net services revenue for the next 12 month period will, among other things, include additional revenue resulting from future contracts with new customers subsequent to the release of the PCARR figure. Therefore, neither the guidance from Regulation S-K Item 10(b) nor the AICPA Guide for Prospective Financial Information is applicable.

The Company will expand its disclosures concerning PCARR in subsequent filings to more clearly alert investors that PCARR is not a forecast of future revenues. The Company will also modify its future disclosures of PCARR to break out the amount between base fees, incentive fees and other services. This is the same level of detail in which the Company reports its actual net revenues. For purposes of disclosure under ASC 280, Segment Reporting, the Company has only one operating segment and reporting unit.

Please be advised that since June 30, 2009, each PCARR calculation publicly announced by the Company has been within 5% of the total revenues for the subsequent 12 months for the contracts included in each such calculation.
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          In addition, in response to the Staff’s request, the Company acknowledges that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding

U.S. Securities and Exchange Commission
September 14, 2011

initiated by the Commission or any person under the federal securities laws of the United States.
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          Please do not hesitate to contact me at (312) 324-5398 with any questions regarding this response letter.
Very truly yours,

/s/ John T. Staton

John T. Staton
Chief Financial Officer and Treasurer
cc:     Jessica Barberich, Assistant Chief Accountant, Securities and Exchange Commission